UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts binding phase in the Camamu Basin

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Rio de Janeiro, August 7, 2020 - Petróleo Brasileiro S.A. - Petrobras, following up on the release disclosed on 06/01/2020, announces the beginning of the binding phase regarding the sale of its stake (35%) in the Manati field, a shallow water offshore production located in the Camamu Basin, in the state of Bahia.

Potential buyers qualified for this phase will receive a process letter with detailed instructions on the divestment process, including guidelines for due diligence and the submission of binding proposals.

The main subsequent stages of the project will be informed in due course to the market.

This disclosure complies with Petrobras' divestment guidelines and is aligned with the provisions of the special procedure for assignment of rights on exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This operation is in line with the strategy of portfolio optimization and improvement of the company's capital allocation, focusing its resources increasingly on deep and ultra-deep waters, where Petrobras has shown great competitive edge over the years.

About the Manati field

The Manati field is located at a distance of 10 km from the coast of the city of Cairú/BA, in water depths between 35 and 50 meters. The field started operating in 2007 and its average production in 2019 was 1,269 thousand m3/day of gas and 105 bpd of condensate (values referring to Petrobras' participation) , through the PMNT-1 fixed platform, which involves a subsea structure composed of 6 gas producing wells.

Petrobras is the field operator, with a 35% stake, in partnership with Enauta Participações (45%), Geopark Brasil E&P de Petróleo e Gás Ltda. (10%) and Brasoil Manati Exploração Petrolífera Ltda. (10%).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer